EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation:

We consent to the use of our reports dated February 21, 2020 with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference. Our report on the consolidated financial statements refers to a change in the method of accounting for investments in equity securities effective January 1, 2018 due to the adoption of ASU 2016-01, Financial Instruments.

/s/    KPMG LLP

Richmond, Virginia
June 19, 2020